May 28, 2019

Nadav Elituv
President
Two Hands Corporation
33 Davies
Toronto, Ontario, Canada
M4M 2A9

       Re: Two Hands Corporation
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed May 16, 2019
           File No. 024-10985

Dear Mr. Elituv:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2019 letter.

Amendment No. 1 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-based Compensation, page 33

1. We reviewed your response to comment 5. Please revise your disclosure to clarify that stock-based awards granted to non-employees (a) are accounted for in accordance with
      ASC 718 upon the adoption of ASU 2018-07 and (b) prior to the adoption of ASU 2018-
      07 were accounted for in accordance with ASC 505-50. Please also disclose that the adoption did not have an impact on your financial statements. Similar revisions should be made to your accounting policy disclosure on page 57.
 Nadav Elituv
Two Hands Corporation
May 28, 2019
Page 2
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Going Concern, page 55

2. You state in your response to comment 12 that your disclosure was revised to disclose that there are no oral or written agreements regarding the commitment of your officers and directors to advance funds to cover certain operating costs. We are unable to locate this disclosure. Please revise or advise.
Note 7 - Stockholders' Equity, page 61

3. You state in your response to comment 11 that no stock-based awards were granted under the 2015 Stock Option Plan ("Plan") during the past two years. On page 45, you disclose that 433 shares of common stock have been granted under the Plan and that 567 shares of common stock remain available for grant. As such, please disclose a description of Plan, including (a) the general terms of awards under the Plan such as the requisite service period(s) and any other substantive conditions, (b) the maximum contractual term of equity share options or similar instruments and (3) the number of shares authorized for awards of equity share options or other equity instruments pursuant to the Plan. In addition, if there are any stock-based awards outstanding at December 31, 2017 or 2018, please disclose the other information required by ASC 718 to the extent applicable.
General

4. On May 14, 2019 you filed a Form 10-Q covering your first quarter but have not made corresponding updates to this subsequently filed Form 1-A. Please tell us what consideration you gave to updating the Form 1-A. See Rule 252(a) of Regulation A, which requires that the offering statement contain "any other material information necessary to make the required statements [contained in the offering statement], in light of the circumstances under which they are made, not misleading."
       You may contact Bill Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact
Charlie Guidry, Staff Attorney, at 202-551-3621, or Lilyanna Peyser, Special Counsel, at 202-
551-3222 with any other questions.



FirstName LastNameNadav Elituv                                 Sincerely,
Comapany NameTwo Hands Corporation
                                                               Division of
Corporation Finance
May 28, 2019 Page 2                                            Office of
Consumer Products
FirstName LastName